10205 Westheimer Rd

Suite 1000

Houston, TX 77042

Phone: 713-973-5356

Fax: 713-973-5323

Mark Mai

Vice President, General Counsel and Secretary

March 14, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Acts of 2012 and Section 13® of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Dresser-Rand Group Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the Securities and Exchange Commission on March 14, 2014.

Respectfully submitted,

DRESSER-RAND GROUP INC.

By:	/s/ Mark F. Mai
Mark F. Mai
Vice President, General Counsel and Secretary